Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

GOLD FIELDS AGREES ON AUSTRALIAN SUSTAINABILITY-LINKED LOAN

Johannesburg, 4 October 2023: Gold Fields (JSE, NYSE: GFI) has committed to driving positive social and environmental change by embedding ambitious targets in a new sustainability-linked loan backed by a syndicate of ten Australian and international banks.

Under the facility agreement, Gold Fields will receive a margin adjustment based on its performance against sustainability-linked key performance indicators relating to increasing female representation in its global workforce, reducing carbon emissions and utilising more recycled water.

The five-year A$500m syndicated credit facility, with a A$100m accordion option, is one of the first sustainability-linked loan transactions in the Australian mining industry and the first for a gold mining company in the country.

The sustainability-linked indicators are the same as those being used by Gold Fields in its five-year US$1.2bn revolving credit facility (RCF) announced in May this year. They are also aligned to the Company's strategy and its 2030 ESG targets, which prioritise gender diversity, decarbonisation and water stewardship.

Gold Fields Interim Chief Executive Officer Martin Preece said that the facility will enable the organisation to further cement its position as an industry leader in social and environmental sustainability.

"Gold Fields remains committed to creating enduring value beyond mining and ESG has long been integral to achieving this objective. This facility underlines our commitment to continue

Investor Enquiries

Jongisa Magagula
Tel +27 11 562 9775
Mobile +27 67 419 9503
Email Jongisa.Magagula@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bit TP Goodlace, JE McGill^, SP Reid^, PG Sibiya, CAT Smit

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

2 contributing to the wellbeing of our host communities and mitigating the impact of our operations on the environment.” Commonwealth Bank of Australia acted as the sole Sustainability Coordinator, Mandated Lead Arranger and Bookrunner, and Facility Agent for the deal. Notes to editors About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana (including the Asanko JV) and Peru and two projects in Canada and Chile. We have total attributable annual gold- equivalent production of 2.40Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

3 Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2022 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2023 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.